Exhibit 99.1

AYR Wellness Enters Into Restructuring Support Agreement with Senior Noteholders

MIAMI, July 30, 2025 - AYR Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“AYR”) together with its affiliates and subsidiaries (collectively the “Company”), a leading vertically integrated U.S. multi-state cannabis operator, today entered into a Restructuring Support Agreement (the “RSA”) with an ad hoc committee (the “Ad Hoc Committee”) of its consenting senior noteholders (the “Consenting Senior Noteholders”) holding a supermajority of senior notes issued pursuant to AYR’s Amended and Restated Trust Indenture dated February 7, 2024 (the “Senior Notes”). The RSA outlines a comprehensive plan to ensure the continued operation and orderly transition of the Company’s core business under new ownership.

Under the terms of the RSA, the Company will support a combination of an Article 9 of the Uniform Commercial Code (“Article 9”) sale process commenced by its secured creditors and an orderly sale and/or wind-down of the Company’s remaining assets, in each case, in accordance with terms and conditions of the RSA (including certain milestones thereunder). Subject in each case to the negotiation and execution of definitive documentation in accordance with the terms and conditions of the RSA, key elements of the RSA include:

•	Asset Sale Transactions: The RSA and the restructuring term sheet attached thereto contemplates that the Consenting Senior Noteholders have agreed to purchase, under an asset purchase agreement, certain assets and assume certain liabilities of the Company located in Florida, Ohio, Nevada, New Jersey, Pennsylvania, and Virginia (collectively, the “Asset Sale Transaction”) pursuant to a credit bid at a consensual public disposition of Senior Notes collateral under Article 9. The Company will continue to evaluate options for maximizing value and minimizing liabilities for its remaining assets.

•	Bridge Facility: The Ad Hoc Committee will provide a senior secured multiple draw term loan facility (the “Bridge Facility”) to AYR, which will provide the Company with critical liquidity to support ongoing operations, conduct the Article 9 sale process and consummate certain related transactions contemplated under the RSA and the Bridge Facility term sheet attached thereto. Each beneficial holder of Senior Notes that become a party to the RSA shall have the opportunity to participate in its pro rata share of the Bridge Facility pursuant to procedures acceptable to the requisite Consenting Senior Noteholders. Key terms of the Bridge Facility include:

o	The Bridge Facility will be in an aggregate principal amount of up to USD$50 million, which will be funded in accordance with a budget approved by the requisite Bridge Facility lenders.

o	The Bridge Facility borrower will be a subsidiary of AYR, the Bridge Facility will be guaranteed by each direct or indirect subsidiary and parent (other than AYR) of the Bridge Facility borrower, and the Bridge Facility will be secured by properly perfected liens and security interests in all assets and properties of the Bridge Facility loan parties, which shall rank pari passu with the existing Senior Notes liens.

o	The Bridge Facility will bear interest at 14% per annum, payable in kind on a monthly basis.

o	The Bridge Facility includes the payment of certain premiums to the Consenting Noteholders and all lenders thereunder, which will be fully earned and payable in kind, and, at the election of the Bridge Facility lenders, may be convertible into equity interests in the post-sale entity (“NewCo”) upon a successful credit bid sale and otherwise in accordance with the terms and conditions of the RSA and the Bridge Facility term sheet.

o	On the effective date of the Asset Sale Transactions, subject to the terms and conditions of the RSA, all outstanding principal and accrued but unpaid interest under the Bridge Facility will convert, on a dollar-for-dollar basis into a new take-back debt facility (“Take-Back Debt Facility”) to be issued by NewCo.

•	Treatment of Senior Notes: In exchange for the cancellation of the credit bid portion of the Senior Notes, Senior Noteholders will receive their pro rata share of 100% of the new equity interests issued by NewCo, subject to dilution by a management incentive plan and the equitization of certain of the premiums payable under the Bridge Facility, as applicable. The remaining balance of the Senior Notes obligations (other than the credit bid amount) will remain outstanding and be entitled to a distribution of net cash proceeds (if any) from the monetization of the remaining assets under the liquidation proceedings described below in accordance with the priority waterfall among secured creditors and otherwise in accordance with applicable law.

•	Liquidation and Wind-Down Proceedings: After the conclusion of the Article 9 sale auction, AYR will commence proceedings under the Companies’ Creditors Arrangement Act in British Columbia to facilitate a court-supervised liquidation of AYR. Upon consummation of the Asset Sale Transaction, AYR’s subsidiaries may commence certain state law proceedings in various states in the United States to wind-down the remainder of their operations, in each case, in accordance with the approved wind down budget and the terms and conditions of the RSA. Proceeds from the liquidation of remaining assets from the wind-down will be distributed in accordance with the priority waterfall among the secured creditors and otherwise in accordance with applicable law.

•	Obligations and Commitments: During the effective period of the RSA, the Consenting Senior Noteholders have agreed to support the contemplated transactions and agreed to provide the Bridge Facility (subject to definitive documentation), and forbear from exercising remedies on account of specified defaults under the Senior Notes. Additionally, the Company has agreed to take all actions necessary to consummate the transactions, comply with certain operational and financial maintenance covenants, keep the Consenting Senior Noteholders informed, and refrain from actions that could challenge the validity of the Senior Noteholders’ liens or encumbrances.

“Today marks a major milestone for AYR and the restructuring of its obligations, having agreed to a pathway to reduce its debt and seek to maximize value for all stakeholders,” said Scott Davido, Interim Chief Executive Officer of AYR. “We look forward to continuing to work closely with our lenders as we execute the next steps in our restructuring plan as defined by the RSA.”

AYR remains committed to working collaboratively with the Senior Noteholders and other stakeholders to implement the RSA in accordance with the terms and conditions of the RSA. The Company will provide further updates as the sale process progresses.

Forward-Looking Statements

Certain statements contained in this news release may contain forward-looking information or may be forward-looking statements (collectively, "forward-looking statements") within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "target", "expect", "anticipate", "believe", "foresee", "could", "would", "estimate", "goal", "outlook", "intend", "plan", "seek", "will", "may", "tracking", "pacing" and "should" and similar expressions or words suggesting future outcomes. This news release includes forward-looking statements pertaining to, among other things, AYR’s ongoing discussions with the Senior Noteholders, the implementation and anticipated benefits of the RSA, the exploration of capital structure alternatives, the review and assessment of other strategic alternatives, the Company’s ability to continue operating in the ordinary course, and the evaluation of growth opportunities. Numerous risks and uncertainties could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks and uncertainties include, among others, the ability of the Company to consummate the transactions contemplated by the RSA, obtain necessary regulatory and court approvals, successfully execute its restructuring plan contemplated by the RSA, and other risks and uncertainties described in the Company’s public filings. AYR has no intention, and undertakes no obligation, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law.

About AYR Wellness Inc.

AYR Wellness is a vertically integrated, U.S. multi-state cannabis business. The Company operates simultaneously as a retailer with 90+ licensed dispensaries and a house of cannabis CPG brands.

AYR is committed to delivering high-quality cannabis products to its patients and customers while acting as a Force for Good for its team members and the communities that the Company serves. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

SVP, Public Affairs

T: (786) 885-0397

Email: comms@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA

Elevate IR

T: (786) 885-0397